SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------------

FORM 11-K

(Mark One)

☒   Annual Report pursuant to Section 15(d) of the Securities Exchange of

1934

For the fiscal year ended December 31, 2014

OR

☐   Transition Report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 [No Fee Required]

For the transition period from ______ to_______

Commission File Number 1-11416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consumer Portfolio Services, Inc.

3800 Howard Hughes Parkway

Las Vegas, NV 89169

REQUIRED INFORMATION

I. Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.

II. Exhibits:

Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Consumer Portfolio Services, Inc. 401(k) Plan

June 29, 2015	By: /s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Member, Benefits Committee

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2014 and 2013

(with Report of Independent Registered Public Accounting Firm Thereon)

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Benefits Committee
Consumer Portfolio Services, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ HASKELL & WHITE LLP

Irvine, California

June 29, 2015

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013
Investments, at fair value (Notes 2, 3 and 4):
Interest bearing cash	$111,834	$133,476
Guaranteed interest account	4,049,421	3,902,793
Pooled separate accounts	–	11,972,239
Registered investment companies	14,443,311	–
Consumer Portfolio Services, Inc. common stock	4,120,400	5,416,077
Total investments, at fair value	22,724,966	21,424,585
Notes receivable from participants	1,076,512	1,111,678
Net assets available for benefits, at fair value	23,801,478	22,536,263
Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Note 7)	(516,049)	(272,328)
Net assets available for benefits	$23,285,429	$22,263,935

See accompanying notes to financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:

Contributions
Employees	$1,261,048	$1,012,398
Employer (Note 1)	642,744	469,535
Employees’ individual rollover	7,135	–

Total contributions	1,910,927	1,481,933

Investments (Notes 2, 3 and 4):
Interest on interest bearing cash	108	125
Interest at contract value on guaranteed interest account	104,963	93,942
Net (depreciation) appreciation in fair value of pooled separate accounts	(85,180)	2,238,926
Net appreciation in fair value of registered investment companies	643,457	–
Realized gain on sale of CPS, Inc. common stock	252,293	981,802
Unrealized (loss) gain on CPS, Inc. common stock	(1,363,438)	2,023,339
Dividends from registered investment companies	448,949	–
Investment expenses	(34,290)	(19,984)

Total investments	(33,138)	5,318,150

Interest on notes receivable from participants	34,360	56,647

Total additions	1,912,149	6,856,730

Deductions from net assets attributed to:

Benefits paid to participants	(834,975)	(1,334,431)
Administrative fees	(55,680)	(45,797)

Total deductions	(890,655)	(1,380,228)

Net increase in net assets available for benefits	1,021,494	5,476,502

Net assets available for benefits:

Beginning of year	22,263,935	16,787,433

End of year	$23,285,429	$22,263,935

See accompanying notes to financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Consumer Portfolio Services, Inc. (the “Plan Sponsor” or “CPS, Inc.”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor’s common stock without regard to Section 407(a) of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Plan Sponsor adopted the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. During 2012, the Plan was amended to allow for automatic enrollment with automatic deferral contributions of 3% of eligible compensation of employees eligible to participate in the Plan, unless otherwise elected by such employees.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of ERISA.

(b)	Administration of the Plan

The Plan is administered by the Human Resources Department (the “Plan Administrator”) of the Plan Sponsor. The Plan Administrator consults with the benefits committee and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

The Plan is operated under an agreement which requires that MassMutual Retirement Services (MassMutual), as custodian and record-keeper, hold and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

(c)	Contributions

Employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 100% of their annual compensation, after required deductions, such as those required by the Federal Insurance Contributions Act. Contributions are subject to certain limitations as defined in the Plan agreement, as well as a maximum of $17,500 for both of the years ended December 31, 2014 and 2013, under the Internal Revenue Code (IRC) of 1986. Catch-up contributions (within the meaning of Section 414(v) of the IRC) can also be made by participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $5,500 for both 2014 and 2013. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2014 and 2013

(1)	Description of the Plan (continued)

(c)	Contributions (continued)

The Plan Sponsor may make a discretionary matching contribution equal to a discretionary amount of each participant’s pretax contributions up to a maximum of $1,500. As of January 1, 2011, the Plan Sponsor suspended its discretionary match contribution, which was subsequently reinstated as of June 1, 2013. Discretionary cash matching contributions were $642,744 and $469,535 for the years ended December 31, 2014 and 2013, respectively.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Plan Sponsor’s matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

(f)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the investment literature provided by the Plan Sponsor for a complete description of the investment options and for the detailed composition of each investment fund.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts. Such borrowings and repayments are treated as transfers from and to, respectively, the participant’s investment funds. Borrowings are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence.

Notes receivable from participants are payable through payroll deductions in installments of principal plus interest at rates between 4.25% and 6.00%, with final payments due between January 2015 and July 2029.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2014 and 2013

(1)	Description of the Plan (continued)

(h)	Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant’s life expectancy. Benefits are recorded when paid.

(i)	Forfeited Accounts

In accordance with the Plan agreement, forfeitures attributable to matching contributions must be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions. As of December 31, 2014 and 2013, forfeited accounts totaled $38,892 and $3,507 respectively.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Subsequent Events

The Plan Administrator evaluated subsequent events through June 29, 2015 the date the financial statements were available to be issued.

(c)	Investments

Publicly traded securities are carried at fair value based on published market quotations. Shares of pooled separate accounts and registered investment companies are valued at the net fair value of the underlying assets at year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the date investments are sold during the year.

In accordance with Generally Accepted Accounting Principles (“GAAP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. In the event that the underlying agreements in the Plan’s investments in fully benefit-responsive investment contracts are fully or partially terminated, participants will receive the liquidation value instead of the contract value. The Plan Administrator does not anticipate the full or partial termination of such agreements in the foreseeable future. As required by GAAP, the statements of net assets available for benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from a fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2014 and 2013

(2)	Significant Accounting Policies (continued)

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement.

(e)	Administrative Expenses

The Plan and the Plan Sponsor share plan expenses. Certain direct investment expenses, such as record keeping fees, brokerage fees, loan, withdrawal or distribution processing fees are deducted from participants’ accounts. During the years ended December 31, 2014 and 2013, $37,040 and $25,884, respectively, in Plan investment and administrative expenses were paid through the use of forfeitures.

(f)	Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with GAAP. Accordingly, actual results may differ from those estimates.

(3)	Investments

In accordance with GAAP, the Plan uses a hierarchy for measuring the fair value of all financial assets and liabilities that are being measured and reported at fair value on a recurring and non-recurring basis. Fair value is measured in levels, which are described in more detail below, and are determined based on the observability and reliability of the assumptions used to determine fair value.

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2014 and 2013

(3)	Investments (continued)

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Investments in the Plan are measured and reported at fair value on a recurring basis. The following tables show the balances of these assets based on their GAAP designated levels:

	As of December 31, 2014
	Total	Level 1	Level 2	Level 3
Pooled separate accounts	$–	$–	$–	$–
Registered investment companies	14,443,311	$14,443,311	–	–
Guaranteed interest account	4,049,421	–	–	4,049,421
CPS, Inc. common stock	4,120,400	4,120,400	–	–
Interest bearing cash	111,834	111,834	–	–
Total	$22,724,966	$18,675,545	$–	$4,049,421

	As of December 31, 2013
	Total	Level 1	Level 2	Level 3
Pooled separate accounts	$11,972,239	$–	$11,972,239	$–
Registered investment companies	–	–	–	–
Guaranteed interest account	3,902,793	–	–	3,902,793
CPS, Inc. common stock	5,416,077	5,416,077	–	–
Interest bearing cash	133,476	133,476	–	–
Total	$21,424,585	$5,549,553	$11,972,239	$3,902,793

The fair value of pooled separate accounts was determined based on the observable net asset value of the underlying investments. Registered investment companies were valued at their daily closing price.

The fair value of the guaranteed interest account was determined based on the liquidation value calculated using an actuarial formula as defined under the terms of the contracts. The aforementioned actuarial formula takes into consideration the following factors: (i) the interest rate being earned by investments underlying the guaranteed interest account determined without regard to capital gains and losses, (ii) the assumed interest rate obtainable by MassMutual on new investments, and (iii) the asset flows of an investment with coupons and maturity characteristics based upon the rates defined under the terms of the contracts.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2014 and 2013

(3)	Investments (continued)

A reconciliation of the guaranteed interest account for the years ended December 31, 2014 and 2013 is as follows:

Balance, December 31, 2012	$2,629,177
Purchases	1,893,638
Sales	(598,578)
Adjustment from contract value to fair value	(71,749)
Interest	93,942
Fees	(43,637)

Balance, December 31, 2013	3,902,793

Purchases	17,897,295
Sales	(18,036,413)
Adjustment from contract value to fair value	243,721
Interest	104,963
Fees	(62,938)
Balance, December 31, 2014	$4,049,421

Management may also be required, from time to time, to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. During the years ended December 31, 2014 and 2013, no other financial assets were measured at fair value on a non-recurring basis.

Because management did not elect the fair value option for any non-financial assets or liabilities, there were no other assets or liabilities that were measured at fair value during the years ended December 31, 2014 and 2013.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2014 and 2013

(3)	Investments (continued)

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets available for plan benefits as of December 31:

	2014	2013
Investment
CPS, Inc. Common Stock	$4,120,400	$5,416,077
Guaranteed Interest Account	4,049,421	3,902,793
Vanguard 500 Index Fund	3,309,791	*
Select Growth Opportunities (Sands/JSP)	1,425,790	*
Vanguard Balanced Index Fund	1,117,291	*
MM S&P 500 Index (Northern Trust)	*	1,510,383
Select Growth Opportunities (Sands/Deleware)	*	1,303,563
Premier Main Street (OFI Inst)	*	1,265,043
RetireSMART Moderate	*	1,002,319
Select PIMCO Total Return	*	*
Other investments individually less than 5%	8,702,273	7,024,407
	$22,724,966	$21,424,585

The average yield for the guaranteed interest account was 2.64% and 2.88% for the years ended December 31, 2014 and 2013, respectively.

(4)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, pooled separate accounts, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants’ account balances and the amounts reported in the financial statements.

(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated February 7, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC and is, therefore, exempt from Federal income taxes. As described in Note 1, the Plan has been amended since receiving the determination letter, including the adoption of the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. The IRS has determined and notified MassMutual Life Insurance Company by a letter dated May 11, 2009 that the form of the prototype plan is acceptable under section 401 of the Code for use by employers for the benefit of their employees. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is included in the accompanying financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2014 and 2013

(6)	Party-in-interest

Certain Plan investments are managed by MassMutual. MassMutual is the custodian of these assets and provides record keeping services to the Plan and; therefore, these transactions qualify as permitted party-in-interest transactions. The Plan Sponsor offers its common stock as an investment option and performs administrative functions at no cost. These are also considered permitted party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500

The information contained in the financial statements does not agree to the information contained in the Form 5500 as of and for the years ended December 31, 2014 and 2013. The differences are due to adjustments from fair value to contract value in the financial statements.

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	As of December 31,
	2014	2013
Value of Guaranteed Interest Accounts per the financial statements	$4,049,421	$3,902,793
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(516,049)	(272,328)
Value of Guaranteed Investment Accounts per the Form 5500	$3,533,372	$3,630,465

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2014

Plan # 001 – EIN # 32-0021607

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Consumer Portfolio
	Services, Inc.	CPS, Inc. common stock	$3,891,511	$4,120,400
*	MassMutual	Guaranteed Interest Account - 3%	4,049,421	4,049,421
*	Vanguard	MF-469	3,136,929	3,309,791
*	MassMutual Select	MF-SD	1,410,179	1,425,790
*	Vanguard	MF-2102	1,080,891	1,117,291
*	American Funds	MF-1755	1,007,575	998,716
*	American Funds	MF-1841	971,328	952,838
*	American Funds	MF-1799	995,364	945,722
*	Dimensional Fund Advisors	MF-CJZ	816,205	850,169
*	American Funds	MF-2403	814,654	812,931
*	Vanguard	MF-1060	786,097	793,507
*	Vanguard	MF-2070	459,237	483,756
*	Vanguard	MF-1061	446,066	452,692
*	Vanguard	MF-1059	436,582	431,351
*	Dimensional Fund Advisors	MF-2417	378,272	389,298
*	MassMutual Premier	MF-S2	359,514	342,827
*	Vanguard	MF-324	299,846	292,745
*	TIAA_CREF	MF-2418	303,779	281,302
*	BlackRock	MF-1711	242,430	233,186
*	Vanguard	MF-2065	173,393	178,690
*	Vanguard	MF-2087	152,517	150,653
*	State Street STIF Cash	Outside Fund	111,828	111,828
*	Miscellaneous	Outside Fund	62	62
			22,323,680	22,724,966
*	Notes receivable from
	participants	4.25%-6.00%	–	1,076,512
			$22,323,680	$23,801,478

* Denotes investment with party-in-interest.

See accompanying report of independent registered public accounting firm.

12